

Mail Stop 7010

November 26, 2008

Mr. T. Kevin DeNicola
Chief Financial Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **Schedule 14A Definitive Proxy Statement filed on March 25, 2008**
> **File No. 1-33146**

Dear Mr. DeNicola:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1 - Business, page 4

General

2. In accordance with Item 101(c)(1)(ix) of Regulation S-K, please include disclosure about any material portion of your business that may be subject to renegotiation of profits or termination of contract or subcontracts at the election of the Government, or include a cross reference if the discussion is covered elsewhere in the filing (see Note 13 to the consolidated financial statements, page 83).

Competition and Scope of Global Operations, page 9

3. We note that you identify yourself as a "leading" global engineering, construction and services company. You also disclose that you have "substantial" competitors, some of which have greater financial resources than you. To the extent applicable, expand your disclosure to identify the competitors who have a dominant position in the industry, and if known, provide an estimate of the number of your competitors. Please see Item 101(c)(1)(x) of Regulation S-K.

Environmental Regulation, page 14

4. Please expand your disclosure to identify the portion of your business subject to environmental compliance. Further, with respect to properties such as the one located at Clinton Drive, please provide some background information on the nature of the activities conducted at a particular location, to enhance the investors' understanding of the environmental concerns regarding the property.

Item 3 - Legal Proceedings, page 28

5. With respect to the Barracuda-Caratinga Project disclosure found in Note 8 to the consolidated financial statements, we note that your discussion on page 78 does not provide information about the name of the agency where the arbitration proceeding is pending. Please include this information and ensure that all disclosures regarding legal proceedings are made in accordance with Item 103 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

General

6. Please discuss in your MD&A any important tax strategies that you undertake related to the recognition of deferred tax assets. Also, please disclose the reasons for and changes in the valuation allowance for each period presented.

Related Party Transactions, page 51

7. On page 53 we note your discussion about Halliburton's indemnity obligations in accordance with the terms of the master separation agreement. To the extent that Halliburton's indemnity obligations remain outstanding, please cross reference here, or in an appropriate section of the filing, the limits to these indemnity obligations as disclosed in your "Risks Related to Our Relationship with Halliburton" discussion on page 25 (see the third and fourth paragraphs of "Halliburton's indemnity for FCPA matters does not apply to all potential losses…" risk factor disclosure).

Item 8 – Financial Statements and Supplementary Data, page 62

Consolidated Statements of Cash Flows, page 67

8. Reconcile the amount of cash and cash equivalents at the beginning of 2007 as presented here with the amount presented on the face of your balance sheet.

Item 10 - Directors, Executive Officers and Corporate Governance, page 119

9. We are unable to locate disclosure about your executive officers as required by Item 401 of Regulation S-K. Please tell us where this disclosure is located or otherwise include the required disclosure in your future filings.

10. See General Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

11. Please address the above comments in your interim filings as well.

Item 1 – Financial Statements

Note 4 – Percentage-of-Completion Contracts, page 11

Skopje Embassy Project, page 11

12. We note your disclosure that you could incur additional costs and losses on this project if your cost estimation processes identify new costs not previously included in your total estimated costs or if your plans to make up lost schedule are not achieved. As such, please disclose the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

 SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON MARCH 25, 2008

Compensation Discussion and Analysis, page 17
Long-Term Incentives, page 28

KBR Performance Awards, page 29

13. Please clarify here the length of the performance award cycle (we note your disclosure on page 38 where you state that the performance awards granted in July 28, 2007 will be paid based on the July 1, 2007 through December 31, 2009 performance period).

14. The values in the "Determination of the "Earned" Value of Performance Awards" table seem ambiguous. Please ensure that your disclosures in this section of the filing are consistent with your page 38 disclosures and revise to clarify:

- The performance period for analyzing the company's TSR rank with peer group members;
- How the ROC percentages are calculated and what performance period they represent; and
- The method used by the compensation committee in determining the number of performance awards granted to each named executive officer in July of 2007.

KBR Restricted Stock, page 30

15. Please disclose more detail regarding the factors taken in consideration by the compensation committee in determining the number of shares of restricted stock granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 37

KBR Stock and Incentive Plan, page 38

16. Please explain how the board or the compensation committee determined the $1.00 target value of a performance award. Based on that disclosure, further discuss whether the actual value of a performance award may be lower or higher than the target value.

Elements of Post-Termination Compensation and Benefits, page 42

17. We note your disclosure in the second paragraph regarding potential post-termination payments. However, in the fourth paragraph you disclose that pursuant to the provisions of the employment agreements, the identified named executive officers will receive post-termination payments. To the extent that the compensation committee has any discretion in determining post-termination payments, please expand your disclosure to clarify the committee's discretionary powers and discuss any policies or methodologies the committee intends to pursue in deciding post-termination or change in control payments.

18. To the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions. See Item 402(j)(4) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant